November 21, 2024

David Villarreal
Chairman and Chief Executive Officer
Safe & Green Development Corporation
100 Biscayne Blvd., Suite 1201
Miami, FL 33132

        Re: Safe & Green Development Corporation
            Registration Statement on Form S-1
            Filed November 15, 2024
            File No. 333-283281
Dear David Villarreal:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Melissa Palat Murawsky